Exhibit 99.1

RRSAT TO LAUNCH NEW C-BAND MCPC PLATFORM WITH
COMPLETE COVERAGE OF AFRICA

RRsat's new platform will offer cost-effective DVB-S2 capacity, based on
MEASAT's AFRICASAT-1a satellite to be launched in early 2013

Hawley, PA – November 13, 2012 – RRsat America – Global Communications Inc., a subsidiary of RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global content distribution services to the television and radio broadcasting industries, announced today that it has signed a contract with MEASAT Satellite Systems (MEASAT) to launch a new C-band MCPC platform on the AFRICASAT-1a satellite planned for launch in early 2013. The satellite will have coverage across Africa, the Middle East and Europe, enabling the new platform to offer full TV and radio coverage to the African continent.

Yaniv Lior, Senior Director of US Sales and Operations said: "In order to meet the increased needs of the fast growing African broadcast television market, we will launch a new C-band MCPC platform on AFRICASAT-1a, that is able to cost-effectively bring content from Europe, Asia and the Americas for C-band contribution and distribution to Africa. This platform will provide leading TV and radio channels the opportunity to reach new audiences across the continent, based on the RRsat Global Network.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Yaniv Lior, Sr. Director of US Sales and Operations Tel: +1 (570) 226-6612 Email: yanivl@RRsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com